Exhibit 99.1

Sphere 3D Announces Favorable Ruling and Dismissal of Lawsuit

SAN JOSE, Calif. – October 11, 2017 – Sphere 3D Corp. (NASDAQ: ANY), today announced that the Commercial Division of the Supreme Court of the State of New York has granted to its wholly-owned subsidiary, Overland Storage summary judgment on all claims brought against Overland by Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”) under a December 2010 litigation funding agreement.

In December 2010, Special Situations Funds invested in a patent litigation brought by Overland through an agreement containing a change-of-control provision under which the Special Situations Funds would receive a $6 million payout if Overland undertook a transaction falling within the provision before the patent litigation was resolved. In January 2014, Overland acquired Tandberg Data Holdings S.À.R.L. In May 2014, the Special Situations Funds sued Overland in the Commercial Division of the Supreme Court of the State of New York, claiming that they were entitled to a payout because Overland’s acquisition of Tandberg allegedly fell within the change-of-control provision. Overland subsequently settled the patent litigation in a manner that triggered no payment to the Special Situations Funds. The Special Situations Funds then amended their complaint to claim alternatively that Overland had breached the implied covenant of good faith by settling the patent litigation in a manner designed to avoid a payment obligation to them.

After the close of discovery, the parties filed cross-motions for summary judgment. On October 10, 2017, the Court entered an order granting Overland’s motion for summary judgment and dismissing the Special Situations Funds’ complaint in its entirety with prejudice.

Overland is represented in the litigation by Abby F. Rudzin and David J Beddingfield of O’Melveny & Myers LLP. The case is captioned Special Situations Fund III QP, LP, et al. v Overland Storage, Inc., Index No. 651557/2014 (N.Y. Sup. Ct. N.Y. Cnty.).

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on–premise implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands, including Overland–Tandberg, HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D,@HVEconneXions and @ovltb.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; the Company’s ability to maintain listing with the NASDAQ Global Market; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any of the statements in this press release, including any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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Tina Brown
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media.relations@sphere3d.com

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LaurenSloane
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